SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
                               SCHEDULE 13D

                      INFORMATION TO BE INCLUDED IN
              STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              iVillage Inc.
                 ---------------------------------------
                            (Name of Issuer)
                 Common Stock, par value $0.01 per share
                      (Title of Class of Securities)

                               46588H 10 5
                 ---------------------------------------
                              (CUSIP Number)

                         Paul T. Cappuccio, Esq.
               Executive Vice President and General Counsel
                           AOL Time Warner Inc.
                           75 Rockefeller Plaza
                        New York, New York  10019
                              (212) 484-8000

                                 Copy to:

                          David J. Sorkin, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                        New York, New York  10017
                              (212) 455-2000
                 ---------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             January 11, 2001
                 ---------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

CUSIP No. 46588H 10 5                                        Page 2 of 17

 1.      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         AOL Time Warner Inc.
         13-4099534


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a) [  ]
                                                           (b) [  ]

 3       SEC USE ONLY:


 4       SOURCE OF FUNDS:
         Not Applicable (See Item 3)

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


                    7       SOLE VOTING POWER
   NUMBER OF                  0
   SHARES
 BENEFICIALLY       8       SHARED VOTING POWER
 OWNED BY EACH              2,511,983
   REPORTING
    PERSON          9       SOLE DISPOSITIVE POWER
     WITH                     0

                    10      SHARED DISPOSITIVE POWER
                            2,511,983

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,511,983 (See Item 5)


 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                               [  ]


 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         8.5% (1)


 14      TYPE OF REPORTING PERSON:
         HC

CUSIP No. 46588H 10 5                                        Page 3 of 17

 1.      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         America Online, Inc.
         54-1322110


 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a) [  ]
                                                           (b) [  ]

 3       SEC USE ONLY:


 4       SOURCE OF FUNDS:
         WC

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]


 6       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


                    7       SOLE VOTING POWER
   NUMBER OF                  0
   SHARES
 BENEFICIALLY       8       SHARED VOTING POWER
 OWNED BY EACH              2,511,983(1)
   REPORTING
    PERSON          9       SOLE DISPOSITIVE POWER
     WITH                     0

                    10      SHARED DISPOSITIVE POWER
                            2,511,983(1)

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         2,511,983 (See Item 5)


 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:                               [  ]


 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         8.5% (1)


 14      TYPE OF REPORTING PERSON:
         CO

_________________________

1 The Reporting Persons beneficially own 2,511,983 shares of Common Stock of the Issuer, representing 2,161,075 shares of Common Stock, 350,908 shares issuable upon exercise of presently exercisable warrants, or warrants exercisable within 60 days, based upon the number of shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000.

CUSIP No. 46588H 10 5                                        Page 4 of 17

Item 1. Security and Issuer.

          AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("America Online") (collectively, the "Reporting Persons"), hereby file this Statement on Schedule 13D to amend and supplement the Statement on Schedule 13G originally filed on February 15, 2000 ("Schedule 13G") pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Common Stock, par value $0.01 per share ("iVillage Common Stock"), of iVillage Inc., a Delaware corporation ("iVillage"), having its principal executive offices at 500-512 Seventh Avenue, New York, New York 10018.
As provided in the Joint Filing Agreement filed as Exhibit 1 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Exchange Act, to file one Statement on Schedule 13D with respect to their ownership of iVillage Common Stock.

     This Schedule 13D is being filed solely to reflect the combination (the "Holding Company Transaction") on January 11, 2001 of America Online and Time Warner Inc. ("Time Warner"), in connection with which (1) each of America Online and Time Warner became a wholly owned subsidiary of AOL Time Warner and (2) AOL Time Warner became the ultimate beneficial owner of the iVillage Common Stock held of record by America Online.

     The Schedule 13G is hereby amended and supplemented by this
Schedule 13D.

Item 2. Identity and Background.

     This statement is being filed by AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and America Online, Inc., a Delaware corporation ("America Online" and, together with AOL Time Warner, the "Reporting Persons"), having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166.

     AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, networks and filmed
entertainment.   Substantially all of AOL Time Warner's interests in
filmed entertainment, most of its interests in cable systems and a substantial portion of its interests in networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. America Online is a direct wholly owned subsidiary of AOL Time Warner. America Online is the world's leader in branded interactive services and content.

     To the best of the knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each

CUSIP No. 46588H 10 5                                        Page 5 of 17

Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this
Schedule 13D will be filed that will disclose such change.

     To the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any iVillage Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth or incorporated by reference in Items 4, 5 and 6 is hereby incorporated herein by reference.

     Pursuant to a promissory note agreement between iVillage and America Online entered into in August 1995, iVillage issued to America Online a note in the principal amount of $500,000, with interest payable at the rate of 8% per annum evidencing a loan by America Online to iVillage of $500,000. The source of funds for this loan was the working capital of America Online.

     In September 1995, iVillage and America Online entered into a securities purchase agreement pursuant to which (i) iVillage issued 1,000,000 shares of its Series A Convertible Preferred Stock to America Online in exchange for the cancellation of the $500,000 note issued in August 1995 together with all interest accrued thereon and the payment by America Online to iVillage of an additional $496,494; and (ii) America Online made an additional loan to iVillage in the form of a convertible secured note in an aggregate principal amount of $1,000,000 whereby iVillage received $650,000. The source of funds for these transactions was the working capital of America Online. In connection with such securities purchase agreement, iVillage also issued to America Online a

CUSIP No. 46588H 10 5                                        Page 6 of 17

stock subscription warrant (the "1995 Series B Warrant") representing, based on the formula set forth therein, the right to purchase 52,100 shares of iVillage's Series B Convertible Preferred Stock at an exercise price of $2.50 per share or, after giving effect to a one-for-three reverse stock split of iVillage (the "Stock Split") prior to iVillage's initial public offering of iVillage Common Stock in March 1999 (the "IPO"), 17,366 shares at an exercise price of $7.50 per share. The 1995 Series B Warrant is filed as Exhibit 2 to this Statement and is hereby incorporated herein by reference. The Series A Convertible Preferred Stock held by America Online automatically converted into an aggregate of 333,333 shares of iVillage Common Stock at the completion of the IPO.

     In February 1996, America Online exchanged the note issued in September 1995 for a new convertible secured note in an aggregate principal amount of $1.75 million.

     In May 1996, iVillage entered into an information provider agreement with America Online pursuant to which America Online agreed to carry certain iVillage channels for a period of two years. As an inducement to, and in consideration of, America Online entering into such information provider agreement, iVillage issued to America Online a warrant (the "1996 Series B Warrant") to purchase 800,000 shares of iVillage's Series B Convertible Preferred Stock at an exercise price of $2.50 per share or, after giving effect to the Stock Split, 266,667 shares at an exercise price of $7.50 per share. The 1996 Series B Warrant is filed as Exhibit 3 to this Statement and is hereby incorporated herein by reference.

     In May 1996, America Online cancelled (i) the $1.75 million September 1995 note (as amended in February 1996) and (ii) a note of iVillage in the amount of $500,000 which had been issued to America Online in April 1996 note in exchange for iVillage's issuance to America Online of (ii) 797,130 shares of Series B Convertible Preferred Stock and (iii) 300,000 shares of iVillage's Series B-1 Convertible Preferred Stock. The Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock held by America Online automatically converted into 441,128 shares of iVillage Common Stock at the completion of the IPO and including the issuance of iVillage Common Stock as a result of the anti-dilution provisions related to the Series B Preferred Stock and Series B-1 Preferred Stock.

     In February 1997, iVillage entered into a Note and Warrant Purchase Agreement with America Online and several other investors. The Note and Warrant Purchase Agreement, dated February 27, 1997, by and among iVillage Inc. and each of the Purchasers identified therein (the "Note and Warrant Purchase Agreement"), is filed as Exhibit 4 to this Statement and is hereby incorporated herein by reference. Pursuant thereto, iVillage issued to America Online a convertible secured promissory note in an aggregate principal amount of $900,000 in exchange for a loan of this amount to iVillage from America Online. The source of funds for such loan was the working capital of America Online. In connection with the issuance of this note, iVillage issued a stock subscription warrant

CUSIP No. 46588H 10 5                                        Page 7 of 17

(the "1997 Warrant") to America Online, representing the right to purchase 66,875 shares of iVillage Common Stock at an exercise price of $5.86 per share. The 1997 Warrant is filed as Exhibit 5 to this Statement and is hereby incorporated herein by reference.

     In April 1997, iVillage issued to America Online another convertible secured promissory note in an aggregate principal amount of $1.0 million, in exchange for a loan of this amount to iVillage from America Online. The source of funds for such loan was the working capital of America Online. America Online at this time also exchanged the February 1997 note for an amended and restated convertible secured promissory note in an aggregate principal amount of $1.35 million.

     In May 1997, iVillage issued shares of its Series C Convertible Preferred Stock to America Online and other investors, at a purchase price of $1.954 per share. America Online converted all of the $1.35 million note and eventually all of the $1.0 million note it received in April 1997 ($200,000 in May 1997 and $800,000 in December 1997) for an
aggregate of 1,202,662 shares of Series C Convertible Preferred Stock of iVillage. Upon the completion of the IPO, the Series C Convertible Preferred Stock owned by America Online automatically converted into 400,887 shares of iVillage Common Stock.

     In May 1997, America Online received 609,000 shares of iVillage Common Stock (which, after the Stock Split, became 203,000 shares) in exchange for its equity interest in Health ResponseAbility Systems, Inc. when iVillage acquired Health ResponseAbility Systems, pursuant to the Agreement and Plan of Reorganization and Merger, dated as of January 31, 1997, among iVillage Inc., Health ResponseAbility Systems, Inc., and other signatories identified therein, which is filed as Exhibit 6 to this Statement and is hereby incorporated herein by reference.

     In a series of transactions occurring between February 1998 and June 1998, iVillage issued shares of its Series D Convertible Preferred Stock to America Online and other investors, at a purchase price of $2.50 per share. The source of funds for America Online's purchase of such shares was the working capital of America Online. America Online received 1,200,000 shares of Series D Convertible Preferred Stock in such transaction, which shares were automatically converted into 400,000 shares of iVillage Common Stock upon the completion of the IPO.

     In December 1998, iVillage issued shares of its Series E
Convertible Preferred Stock to America Online and other investors, at a purchase price of $2.85 per share. The source of funds for America Online's purchase of such shares was the working capital of America Online. America Online received 701,754 shares of Series E Convertible Preferred Stock in such transaction, which shares were automatically converted into 233,918 shares of iVillage Common Stock upon completion of the IPO.

CUSIP No. 46588H 10 5                                        Page 8 of 17

     America Online purchased a total of 107,143 shares of iVillage Common Stock from iVillage in connection with its public offering of common stock in October 1999. The source of funds for America Online's purchase of such shares was the working capital of America Online. In addition, America Online purchased a total of 41,666 shares of iVillage Common Stock in open market transactions on March 24, 1999. The source of funds for America Online's purchase of such shares was the working capital of America Online.

     On January 11, 2001, the Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, by and among AOL Time Warner, America Online, America Online Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("America Online Merger Sub"), Time Warner and Time Warner Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of AOL Time Warner ("Time Warner Merger Sub"), whereby among other things, America Online Merger Sub merged with and into America Online with America Online continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner and Time Warner Merger Sub merged with and into Time Warner with Time Warner continuing as the surviving corporation and becoming a direct wholly owned subsidiary of AOL Time Warner (together, the "Mergers"). In addition, upon consummation of the Mergers (i) each outstanding share of America Online Common Stock was automatically converted into one share of AOL Time Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock, and (iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V Common Stock.

     As a result of the Holding Company Transaction, AOL Time Warner became the ultimate beneficial owner of the iVillage Common Stock held of record by America Online.

CUSIP No. 46588H 10 5                                        Page 9 of 17

Item 4. Purpose of the Transaction.

     America Online acquired the securities of iVillage described herein as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of iVillage.

     As described in Item 3 above, AOL Time Warner became the ultimate beneficial owner of the iVillage Common Stock as a result of the consummation of the Holding Company Transaction.

     AOL Time Warner and America Online intend to review and evaluate their investment in iVillage from time to time. On the basis of such review and evaluation, AOL Time Warner and America Online may acquire additional iVillage securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of iVillage securities from time to time in market transactions or otherwise.

     Other than as described above, neither AOL Time Warner or America Online has any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of iVillage; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving iVillage or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of iVillage or any of its subsidiaries; (iv) any change in the present board of directors or management of iVillage, including any current plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of iVillage; (v) any material change in the present capitalization or dividend policy of iVillage; (vi) any other material change in iVillage's business or corporate structure; (vii) changes in iVillage's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of iVillage by any person; (viii) causing a class of securities of iVillage to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of iVillage to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5. Interest in Securities of iVillage.

     The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

     On January 11, 2001, in connection with the Holding Company
Transaction described in Item 3 above, America Online became a direct wholly owned subsidiary of AOL Time Warner. As a result, AOL Time Warner and America Online may be deemed to have shared power to vote and dispose

CUSIP No. 46588H 10 5                                       Page 10 of 17

of the 2,511,983 shares of iVillage Common Stock registered in the name of America Online and owned beneficially by AOL Time Warner.

     Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons, beneficially owns any shares of iVillage Common Stock, and (ii) there have been no transactions in the shares of iVillage Common Stock effected during the past 60 days by the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, by any of the executive officers or directors of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of iVillage.

     The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

     Pursuant to the Fourth Amended and Restated Registration Rights Agreement, dated December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein (the "Registration Rights Agreement"), after the IPO, America Online and various other stockholders (so long as the number of shares of iVillage Common Stock represented by the securities held by those making such demand represents at least 40% of all such securities covered by the Registration Rights Agreement) are entitled to demand that iVillage file a registration statement with respect to the registration of their respective shares of iVillage Common Stock under the Securities Act, subject to certain limitations. iVillage is not required to effect: (i) more than four registrations; (ii) a registration during any period in which any other registration statement has been filed within 60 days following determination of the board of directors of iVillage to file a registration statement; or (iii) a registration for a period not to exceed 60 days, if the board of directors of iVillage has made a good faith determination that it would be seriously detrimental to iVillage or the holders of registration rights for a registration statement to be filed. America Online is also entitled to piggyback registration rights in connection with any registration by iVillage of its securities for its own account or the account of other securityholders. In the event that iVillage proposes to register any shares of common stock under the Securities Act, America Online is entitled to receive notice and is entitled to include its shares in the registration statement. These registration rights terminate when the shares held by America Online may be sold under Rule 144 during any three-month period. The Registration Rights Agreement is filed as Exhibit 7 to this Statement and is hereby incorporated herein by reference.

     Pursuant to the Fourth Amended and Restated Stockholders'
Agreement, dated as of December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein (the "Stockholders'

CUSIP No. 46588H 10 5                                       Page 11 of 17

Agreement"), America Online received the right to nominate one individual designated by America Online to iVillage's Board of Directors. The Stockholders' Agreement, however, was terminated on March 19, 1999 in connection with the IPO. Nevertheless, an officer of America Online continues to serve as a director of iVillage. Accordingly, America Online may be in a position to influence the operations and activities of iVillage. The Stockholders' Agreement is filed as Exhibit 8 to this Statement and is hereby incorporated herein by reference.

     Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons, beneficially owns any shares of iVillage Common Stock, and (ii) there have been no transactions in the shares of iVillage Common Stock effected during the past 60 days by the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, by any of the executive officers or directors of the Reporting Persons."

Item 7. Material to Be Filed as Exhibits.

Exhibit Number    Description

     1 Joint Filing Agreement, dated January 22, 2001, between AOL Time Warner Inc. and America Online, Inc.


     2 Stock Subscription Warrant dated as of September 19, 1995 of iVillage Inc. in favor of Online, Inc.


     3 Stock Subscription Warrant dated as of May 6, 1996 of iVillage Inc. in favor of America Online, Inc.


     4 Note and Warrant Purchase Agreement, dated February 27, 1997, by and among iVillage Inc. and each of the Purchasers identified therein (including form of Warrant), incorporated herein by reference to Exhibit
                  10.22 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.


     5 Stock Subscription Warrant dated as of February 27, 1997 between iVillage Inc. and America Online, Inc.

CUSIP No. 46588H 10 5                                       Page 12 of 17

Exhibit Number    Description

     6 Agreement and Plan of Reorganization and Merger, dated as of January 31, 1997, among iVillage Inc., Health ResponseAbility Systems, Inc., and other signatories identified therein, incorporated herein by reference to Exhibit 2.1 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.


     7 Fourth Amended and Restated Registration Rights Agreement, dated as of December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein, incorporated herein by reference to Exhibit 10.25 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.


     8 Fourth Amended and Restated Stockholders' Agreement, dated as of December 4, 1998, by and among iVillage Inc., the Founders and each of the Investors identified therein, incorporated herein by reference to Exhibit 10.24 to Form S-1 Registration Statement of iVillage Inc. (Reg. No. 333-68749) as filed on December 11, 1998.

CUSIP No. 46588H 10 5                                       Page 13 of 17

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AOL TIME WARNER INC.


                                    By:/s/ J. Michael Kelly
                                       ----------------------------------
                                       Name:  J. Michael Kelly
                                       Title: Executive Vice President and
                                              Chief Financial Officer



                                    AMERICA ONLINE, INC.
                                    By:/s/ Randall Boe
                                       Name:  Randell Boe
                                       Title: Senior Vice President,
                                              General Counsel and Secretary

Dated: January 22, 2001

CUSIP No. 46588H 10 5                                       Page 14 of 17


                                Schedule I

                    Directors and Executive Officers
                            Of AOL Time Warner

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                   Present Principal Occupation
--------------                   ----------------------------

Stephen M. Case                  Chairman of the Board;
Chairman of the Board            AOL Time Warner Inc.

Gerald M. Levin                  Chief Executive Officer;
Chief Executive Officer          AOL Time Warner Inc.

Kenneth J. Novack                Vice Chairman;
Vice Chairman                    AOL Time Warner Inc.

R.E. Turner                      Vice Chairman and Senior Advisor;
Vice Chairman and                AOL Time Warner Inc
Senior Advisor

Daniel F. Akerson                Chairman of the Board and Chief
                                 Executive Officer;
                                 XO Communications, Inc.
                                 1505 Farm Credit Drive
                                 McLean, VA  22101
                                 (a broadband and communications company)

James L. Barksdale               Partner;
                                 The Barksdale Group
                                 c/o AOL Time Warner Inc.
                                 (a venture capital firm)

Stephen F. Bollenbach            President and Chief Executive Officer;
                                 Hilton Hotels Corporation
                                 9336 Civic Center Drive
                                 Beverly Hills, CA  90210
                                 (hotel ownership and management)

Frank J. Caufield                Partner;
                                 Kleiner Perkins Caufield & Byers
                                 Four Embarcadero Center
                                 San Francisco, CA  94111
                                 (a venture capital partnership)

Miles R. Gilburne                Director;
                                 AOL Time Warner Inc.

CUSIP No. 46588H 10 5                                       Page 15 of 17

Carla A. Hills                   Chairman and Chief Executive Officer;
                                 Hills & Company
                                 1200 19th Street, NW
                                 Washington, DC  20036
                                 (international trade and investment
                                  consultants)

Reuben Mark                      Chief Executive Officer;
                                 Colgate-Palmolive Company
                                 300 Park Avenue
                                 New York, NY  10022
                                 (consumer products)

Michael A. Miles                 Former Chairman of the Board and Chief
                                 Executive Officer of Phillip Morris
                                 Companies Inc.; Director of Various
                                 Companies
                                 Three Lakes Drive
                                 Northfield, IL  60093

Richard D. Parsons               Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.

Robert W. Pittman                Co-Chief Operating Officer;
Co-Chief Operating Officer       AOL Time Warner Inc.

Franklin D. Raines               Chairman and Chief Executive Officer;
                                 Fannie Mae
                                 3900 Wisconsin Avenue, NW
                                 Washington, DC  20016-2806
                                 (a non-banking financial services company)

Francis T. Vincent, Jr.          Chairman of;
                                 Vincent Enterprises
                                 (private investor) and
                                 Director of Various Companies
                                 300 First Stamford Place
                                 Stamford, CT 06902

Executive Officers Who Are Not Directors
----------------------------------------

Name                             Title and Present Principal Occupation
----                             --------------------------------------

Richard J. Bressler              Executive Vice President;
                                 AOL Time Warner Inc.

Paul T. Cappuccio                Executive Vice President, General
                                 Counsel and Secretary;
                                 AOL Time Warner Inc.

David Colburn                    Executive Vice President;
                                 AOL Time Warner Inc.

J. Michael Kelly                 Executive Vice President and Chief
                                 Financial Officer;
                                 AOL Time Warner Inc.

CUSIP No. 46588H 10 5                                       Page 16 of 17

Kenneth B. Lerer                 Executive Vice President;
                                 AOL Time Warner Inc.

William J. Raduchel              Executive Vice President and Chief
                                 Technology Officer;
                                 AOL Time Warner Inc.

Mayo S. Stuntz, Jr.              Executive Vice President;
                                 AOL Time Warner Inc.

George Vradenburg, III           Executive Vice President for Global and
                                 Strategic Policy;
                                 AOL Time Warner Inc.

CUSIP No. 46588H 10 5                                       Page 17 of 17

                               SCHEDULE II

                    Directors and Executive Officers
                         Of AMERICA ONLINE, INC.

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name and Title                   Present Principal Occupation
--------------                   ----------------------------

Paul T. Cappuccio                Executive Vice President, General
                                 Counsel and Secretary;
                                 AOL Time Warner Inc.

J. Michael Kelly                 Executive Vice President and Chief
                                 Financial Officer; AOL Time Warner Inc.

Barry M. Schuler                 Chairman and Chief Executive Officer;
Chairman and                     America Online, Inc.
Chief Executive Officer

Executive Officers Who Are Not Directors
----------------------------------------

Name                             Title and Present Principal Occupation
----                             --------------------------------------

Janice Brandt                    Vice Chair and Chief Marketing Officer;
                                 America Online, Inc.

Theodore J. Leonsis              Vice Chair and New Product Officer;
                                 America Online, Inc.

Raymond J. Oglethorpe            President and Chief Operating Officer;
                                 America Online, Inc.

Joseph A. Ripp                   Executive Vice President, Chief
                                 Financial Officer and Treasurer;
                                 America Online, Inc.

Mark E. Stavish                  Executive Vice President, Human
                                 Resources; America Online, Inc.

Randall J. Boe                   Senior Vice President, General Counsel
                                 and Secretary; America Online, Inc.

Ann Brackbill                    Senior Vice President, Corporate
                                 Communications; America Online, Inc.

CUSIP No. 46588H 10 5


                                 Exhibit 1

                          JOINT FILING AGREEMENT

        AOL Time Warner Inc., a Delaware corporation and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13D filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.01, of iVillage Inc., a Delaware corporation, is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  January 22, 2001
                                        AOL TIME WARNER INC.


                                        By:/s/ J. Michael Kelly
                                           -------------------------------
                                           Name:  J. Michael Kelly
                                           Title: Executive Vice President
                                                  and Chief Financial Officer

                                          AMERICA ONLINE, INC.


                                          By:/s/ Randell Boe
                                             ------------------------------
                                             Name:  Randall Boe
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary